Santa Maria Energy Corporation

2811 Airpark Drive

Santa Maria, California, 93455

February 25, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:	Santa Maria Energy Corporation
Amendment No. 1 Registration Statement on Form S-4
Filed January 27, 2014
File No. 333-192902

Ladies and Gentlemen:

Set forth below are the responses of Santa Maria Energy Corporation, a Delaware corporation (hereafter “us,” “we” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 14, 2014 with respect to the Company’s Amendment No. 1 to the registration statement on Form S-4 filed with the Commission on January 27, 2014, File No. 333-192902 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For the Staff’s convenience, we are also submitting a marked copy of Amendment No. 2 showing all changes made to the Registration Statement since Amendment No. 1 thereto.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold italicized text. All references to page numbers and captions correspond to the unmarked copy of the Amendment No. 2, unless otherwise indicated.

Form S-4 Amendment No. 1 filed January 27, 2014

General

1.	We are in receipt of your application for confidential treatment dated February 5, 2014. We will separately issue comments related to that application, if any.

Securities and Exchange Commission

Response: We acknowledge the Staff’s comment.

Cover Page / Letter to Hyde Park Stockholders and Santa Maria Unitholders

2.	In response to prior comment 1 from our letter to you dated January 16, 2014, you now refer to “Hyde Park management’s initial intention to enter into a business combination” with the controlling interest characteristic. As noted in our prior comment, however, the referenced disclosure in Hyde Park’s prior filings with the Commission said nothing about management’s “initial intention” but instead clearly indicated that “we will not enter into a business combination” without the controlling interest characteristic as defined (emphasis supplied). Please further revise or advise.

Response: We acknowledge the Staff’s comment and have revised the letter to stockholders and pages 3, 19, 86 and 88 of the Registration Statement by deleting references to Hyde Park management’s “initial intention” to enter into a business combination in which Hyde Park stockholders would acquire at least a controlling interest and by adding disclosure to clearly indicate that, in Hyde Park’s IPO prospectus, Hyde Park stated that “[it] will not enter into a business combination unless either [it] or [its] public stockholders acquire at least a controlling interest in the target business.” Based on the foregoing response to the Staff’s comment, we have also provided disclosure indicating Hyde Park’s final IPO prospectus (on pages 22, 38 and 46 thereto) included disclosure cautioning investors that if Hyde Park’s initial business combination involves the issuance of shares, it may result in a change of control.

Questions and Answers About the Merger, page 1

Will Hyde Park Stockholders control Santa Maria Energy Corporation after the merger?, page 3

3.	We note your revisions to the pro forma tabular disclosure in response to prior comment 2. Please revise to disclose the smallest percentage of equity that Hyde Park’s former stockholders will own, giving effect to (1) maximum conversion; (2) the Santa Maria preferred; and (3) the largest potential number of Santa Maria common shares being sold to those other than Hyde Park stockholders in the Private Equity Financing in the answer to this question. Rather than the 39.0% you currently disclose, it appears that the amount of equity owned in the circumstances we describe would instead be approximately 19.6%.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to disclose the minimum percentage of the Company’s common stock that Hyde Park stockholders will own assuming maximum conversion of Hyde Park common stock and maximum Private Equity Financing. Please see the letter to stockholders and pages 3, 19 and 86.

Risk Factors, page 51

The Kayne Investors beneficially own enough preferred units and common units, page 66

Securities and Exchange Commission

4.	If the 29% provision you describe was added to the amended and restated LLC agreement in connection with the potential transaction with Hyde Park (or following the time Kayne was first contacted by Laurence Levy), please disclose this at an appropriate place.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 93.

The Merger, page 90

Background of the Merger, page 90

5.	Please revise your disclosure to describe the purpose of and material subjects covered during the meeting at Barclay’s Houston office on October 17, 2013.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 89 and 90.

6.	We note your disclosure at page 94 that from late October and early November 2013, the parties and their respective advisors held “several conference calls to discuss various transaction structures.” Please disclose the alternative structures considered and why they were rejected. In that regard, we note your disclosure at page 99 that the board of Santa Maria Energy considered the “complexities and costs associated with the proposed ‘double dummy’ merger structure” to be potentially negative factors or risks.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 90 and 91.

7.	With regard to the relative valuation of Hyde Park and Santa Maria Energy, please revise your disclosure to include the considerations and steps involved in arriving at the agreed valuation and a 0.2857 exchange on November 12, 2013. In that regard, we note you disclose at page 97 that the exchange ratio is based upon the agreed $240,000,000 enterprise valuation. Also disclose the “discount factors” applied and the “range of possible values” that Hyde Park determined by applying those factors. See prior comment 26 from our letter to you dated January 16, 2014.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 92, 93 and 96.

Securities and Exchange Commission

8.	We note your response to prior comments 27 and 28, but we also note your disclosure at page 93 that Barclays Capital Inc., PetroTech Resources Company Inc., and Hollister & Brace PC were engaged in connection with Hyde Park’s analysis and valuation of Santa Maria Energy. As previously noted, each presentation or report from and discussion with an outside party that is materially related to the transaction, whether oral or written, requires a reasonably detailed description meeting the requirements of Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. Revise to summarize in the proxy statement /prospectus the reports or discussions involving Barclays Capital Inc., PetroTech Resources Company Inc., and Hollister & Brace PC and clarify the extent to which each was considered in the process of determining the valuation of Santa Maria Energy.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 89 – 92. We supplementally advise the Staff that each of the advisors identified in the Staff’s comment was retained to assist Hyde Park with its due diligence and assessment of Santa Maria Energy, including its determination of Santa Maria Energy’s enterprise value. Neither PetroTech nor Barclays was present, or provided presentations, at any meeting of the board of directors of Hyde Park, and, as noted in our responses to prior comments 27 and 28, none of Hyde Park’s advisors provided a “report, opinion or appraisal materially relating to the transaction.” The additional disclosure provided in response to this comment clarifies the role of each of Barclays Capital Inc., PetroTech Resources Company Inc. and Hollister & Brace PC in this regard. We hereby confirm that there were no material presentations or reports provided by any outside party required to be summarized pursuant to Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

9.	Although we note your response to prior comment 29, we are unable to locate disclosure as to your expected 2013 reserve reports from NSAI reviewed on October 28, 2013. Please advise or revise.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to clarify that, during the October 28, 2013 meeting, the board of managers reviewed valuation considerations for the proposed transaction with Hyde Park, including Santa Maria Energy’s expected range of year-end 2013 proved reserve amounts. Please see page 91.

10.	You disclose at page 95 that “[d]uring this time period, discussions between Hyde Park management and Santa Maria Energy Management continued.” You further disclose that “[d]uring November 2013, the parties negotiated the definitive terms of the merger and the Merger Agreement.” Clarify when and how the terms of preferred stock issued to Kayne Investors were addressed in these discussions.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 92.

Additional Information About Santa Maria Energy, page 139

Diatomite Projects, page 144

Monterey Projects, page 145

11.	We note that you make the following disclosures regarding your EUR estimates:

•	on page 144, you indicate that you anticipate that up to 1,541 gross wells, each with a EUR of up to 123 MBbl, would be needed to fully develop the Orcutt Diatomite Field;

Securities and Exchange Commission

•	on page 145, you indicate that you anticipate that up to 41 horizontal wells, each with a EUR of up to 575 MBbl, would be needed to fully develop the Orcutt Monterey Oil Field; and

•	on page 146, you indicate that you anticipate that up to 69 horizontal wells, each with a EUR of up to 639 MBbl, would be needed to fully develop the Santa Maria Valley Monterey Oil Field

Regarding these disclosures:

•	Please clarify for us if your estimate of the EUR per well represents an estimate of reserves or resources.

•	If your estimate represents resources, please refer to the Instruction to Item 1202 of Regulation S-K and revise your disclosure to omit any estimated values of oil and gas resources other than reserves.

•	If your estimate represents reserves, please revise your disclosure to state what reserve categories, e.g. proved, probable, or possible, are represented by your estimate.

If your estimate represents a sum of the individual estimates from two or more separate reserve categories, please refer to question 105.01 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and revise your estimate to provide the individual estimates for proved, probable and possible reserves. You may find the C&DIs on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/ oilandgasinterp.htm.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the Registration Statement to remove disclosure regarding EUR estimates. Please see pages 143-145 and 149.

12.	We note your EUR estimates of 123 MBbl of oil per well in the Orcutt Diatomite Field and 575 MBbl of oil per well in the Orcutt Monterey Oil Field appear to be considerably greater than an estimate derived from a calculation using the total proved undeveloped reserves and total number of proved undeveloped locations determined by Netherland, Sewell & Associates, Inc. (NSAI) for the Orcutt Diatomite and Orcutt Monterey Oil Fields as of October 31, 2013. To the extent that your estimates differ from those as determined by NSAI, please advise us of the technical basis for the difference.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the Registration Statement to remove disclosure regarding EUR estimates. Please see pages 143-145 and 149.

Securities and Exchange Commission

13.	We note that your EUR estimate of 639 MBbl of oil per horizontal well in the Santa Maria Valley Monterey Oil Field disclosed on page 146 is greater than your estimate of the EUR per horizontal well in the Orcutt Monterey Oil Field. We also note that Netherland, Sewell & Associate, Inc. does not appear to assign any proved, probable or possible reserves to the Santa Maria Valley Monterey Oil Field as of October 31, 2013. Please tell us why your third party independent petroleum engineers have not estimated any reserves for this field. Also explain to us why you anticipate higher estimates of EUR per horizontal well in the Santa Maria Valley Monterey Oil Field compared the Orcutt Monterey Oil Field. Please ensure that your explanation includes the technical basis for the difference.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the Registration Statement to remove disclosure regarding EUR estimates. Please see pages 143-145 and 149. In addition, we respectfully advise the staff that the third party petroleum engineers have not prepared a reserve report for the Santa Maria Valley Monterey Oil Field because the field was abandoned in 1990, and Santa Maria Energy has not yet re-initiated development. Also, due to the expense of preparing a reserve report and the fact that Santa Maria Energy had not concluded its internal technical review of the Santa Maria Valley Monterey Oil Field as of the date necessary to include such reserves in the December 31, 2013 reserve report, the third party petroleum engineers have not been commissioned to provide a reserve report.

Changes in Proved Reserves During the Year Ended December 31, 2011, page 152

14.	We acknowledge your response to our prior comment 53 in the letter dated January 14, 2014; however, we re-issue the comment, in part, as the reserves report as of December 31, 2010 has not been filed as an exhibit to the Registration Statement as required by Item 1202(a)(8) of Regulation S-K. Before filing the referenced report, please refer the general instructions under Item 1201 of Regulation S-K and ensure that the report adheres in all respects to the definitions contained in Rule 4-10(a) of Regulation S-X and the disclosure requirements for the third party report set forth under Item 1202(a)(8) of Regulation S-K.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the Registration Statement to remove disclosure of reserve estimates as of December 31, 2010. Please see page 151. Accordingly, we respectfully submit that Item 1202(a)(8) of Regulation S-K does not apply with respect to reserves estimates as of December 31, 2010.

Acreage, page 153

15.	We acknowledge your response to our prior comment 42 in the letter dated January 14, 2014; however, we re-issue the comment, in part, as it appears that the disclosure of “other” acreage on page 153 of Amendment No. 1 to Form S-4 has not been revised to identify the geographic area where such acreage is located.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 151.

Operations, page 155

Securities and Exchange Commission

Transportation and Gathering, page 156

16.	Please expand your disclosure to explain the purpose of the Laguna County Sanitation District’s phase 3 recycled-water pipeline project in regard to your Orcutt Diatomite Field operations.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 154.

2013 Grants of Plan-Based Awards, page 173

17.	We note footnote six is not correlated to specific quantitative disclosure in your grants of plan-based awards table. Please advise or revise.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 171.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Santa Maria Energy, page 176

Contractual Obligations, page 178

18.	We note your response to prior comment 63, explaining that you have not included lease payments in your table because you may quitclaim ownership at any time. If you intend to maintain your interests, it would be helpful to clarify in an accompanying narrative the significance of payments required. Otherwise, please discuss any plans for terminating your interests.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 189.

Capital Requirements, page 190

19.	You disclose on page 191 that in the event you are only able to raise the $40 million minimum required to complete the merger, you would significantly modify your 2014 capital expenditure program. Please expand your disclosure to address what impact a deferral in completing the construction on the Laguna County Sanitation District’s phase 3 recycled-water pipeline project would have on your Orcutt Diatomite Field development project.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 187.

Securities and Exchange Commission

Glossary, page 221

20.	We acknowledge your response to our prior comment 67 in the letter dated January 14, 2014; however, clarify the intended revisions relate to amending your disclosure to conform to the individual definitions contained in Rule 4-10(a) of Regulation S-X for developed oil and gas reserves under Rule 4-10(a)(6) and undeveloped oil and gas reserves under Rule 4-10(a)(31).

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 235 and 236.

Material United States Federal Income Tax Consequences of the Merger, page 229

21.	We note your response to prior comment 65. Please further revise to clarify which statements of law and legal conclusions in this section constitute the respective opinions of named counsel, or clarify that both firms are providing all the same information in that regard. Also, please delete the limitation “to the extent required by applicable law” which you appended to the new disclosure provided in response to prior comment 66.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 224 and 225.

Unaudited Pro Forma Consolidated Financial Data of Santa Maria and Hyde Park, page 31

Introductory Note

22.	We note your response to prior comment 60 stating that you “have not yet secured agreements or commitments to any financing at this time” although indicating you may have such arrangements prior to mailing the joint proxy/prospectus to investors. Please understand that until you have secured financing agreements that cover the range of possibilities depicted in two of your pro forma scenarios, those presentations do not conform with the “factually supportable” criteria of Rule 11-02(b)(6) of Regulation S-X.

Accordingly, if such agreements are not secured prior to requesting effectiveness of your registration statement, those pro forma scenarios should be removed and replaced with disclosure revealing the current status of your efforts to obtain additional financing. Similarly, you will need to revise your pro forma information and related disclosures, including those pertaining to capital requirements in MD&A, to reflect any financing agreements that are obtain prior to requesting effectiveness that do not conform precisely with the range of possibilities currently depicted in your pro forma presentations.

Response: We acknowledge the Staff’s comment and per our discussions with the Staff on February 18, 2013, we have continued to give effect to the Private Equity Financing in the presentation of the pro forma financial statements in Amendment No. 2 as we currently expect to have agreements or commitments with respect to the Private Equity Financing prior to the mailing of the joint proxy statement/prospectus. In the event we have not secured agreements or commitments to financing prior to the mailing of the joint proxy statement/prospectus to investors, we will revise the disclosure to delete any references to the Private Equity Financing and will present pro forma financial statements that do not give effect to any such financing and make such other

Securities and Exchange Commission

appropriate disclosures in the Registration Statement. For the convenience of the Staff and to assist in your review, we are supplementally providing pages of the Registration Statement reflecting such revised disclosure in the pro forma financial statements in Exhibit A to this letter.

Financial Statements

General

23.	Given your reported financial results the historic and pro forma financial statements for both entities will need to be updated through December 31, 2013 to comply with Rule 3- 12(b) of Regulation S-X.

Response: We acknowledge the Staff’s comment and have updated the historical and pro forma financial statements accordingly.

Note 8 - Commitments and Contingencies, page F-26

Property Acquisition and Participation Agreement

24.	We have read the revisions you made to disclosure in response to prior comment 81, regarding your arrangement with Western Energy Production LLC. Please further expand these disclosures to describe the terms of your agreement and to quantify the remaining obligations under this heading and in MD&A. You should include details sufficient to understand any parameters governing the nature of the property interests to be acquired, the duration of the agreements, and any payments that are reasonably likely to be required to fulfill your obligations or to maintain your interests. If you do not consider these to be material please clarify your perspective in the disclosure.

Response: We acknowledge the Staff’s comment and have deleted the disclosure referenced in the Staff’s comment. We note that as disclosed on pages 145 and 186 of Amendment No. 2 and F-32 – F-33 of Amendment No. 1 to the Registration Statement that the Santa Maria Valley field was effectively abandoned in mid-1990, the Company plans, but is not obligated to, initiate re-development of the field in 2014, and the only potential obligation for which the Company will bear 100% of the costs is with respect to the payment of costs to obtain permits, which the Company expects to be $0.2 million. The Company will bear 60% of the costs of future obligations in accordance with its 60% working interest as elections are made under the Joint Operating Agreement. These potential obligations will arise only when the Company decides to move forward with the Santa Maria Valley drilling. In addition the Company does not expect its potential obligations for reimbursement of lease bonuses to be material. For these reasons the Company considers the arrangement with Western Energy to be immaterial.

Securities and Exchange Commission

Exhibit Index

25.	Please file the bonus agreement with Mr. McMillan dated November 27, 2013, pursuant to Item 601(b)(10) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have filed the requested exhibit accordingly.

26.	Please revise your exhibit index to reflect that Exhibit 2.1 is as amended on December 16, 2013, and to indicate precisely when referenced exhibits were “previously filed.”.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Divakar Gupta at (713) 546-7474.

Very truly yours,

Santa Maria Energy Corporation

By:	/s/ David Pratt
David Pratt
Chief Executive Officer and Director

cc:	Michael Dillard, Latham & Watkins LLP
Divakar Gupta, Latham & Watkins LLP
Todd Emmerman, Katten Munchin Rosenman LLP
Laurence Levy, Hyde Park Acquisition Corp. II

Securities and Exchange Commission

EXHIBIT A

SUPPLEMENTAL PAGES OF REGISTRATION STATEMENT

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA OF SANTA MARIA ENERGY AND HYDE PARK

The following unaudited financial information has been derived by the application of pro forma adjustments to the historical consolidated and combined financial statements of Hyde Park and Santa Maria Energy to reflect the merger.

The unaudited pro forma balance sheet as of December 31, 2013 (the “pro forma balance sheet”) gives effect to the merger as if it had occurred on December 31, 2013. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2013 gives effect to the merger as if it had occurred on January 1, 2013.

Hyde Park stockholders may exercise conversion rights pursuant to which they will have the right to receive cash (approximately $10.50 per share) instead of Santa Maria Energy Corporation common stock if the merger is consummated. Pursuant to the terms of the Merger Agreement, the merger will not be consummated if Hyde Park has less than $40 million of cash in its trust account after exercise of conversion rights by Hyde Park stockholders.

The unaudited pro forma financial information has been prepared using two assumed scenarios, based on the number of Hyde Park stockholders that exercise their conversion rights:

•	Assuming No Conversion: This presentation assumes that no Hyde Park public stockholders seek to convert their shares into a pro rata share of the trust account and that the Private Equity Financing is not consummated. In this scenario, Santa Maria Energy Corporation will have approximately $79 million in cash, representing the amount held in Hyde Park’s trust account as of December 31, 2013.

•	Assuming Maximum Conversion: This presentation assumes that $40 million of cash is held in Hyde Park’s trust account as a result of the holders of 3,690,476 IPO shares exercising their conversion rights. If any greater number of IPO shares are converted, then a condition to closing the merger will not be met and the merger will not be consummated.

All scenarios assume that $19.4 million of the resulting cash available to Santa Maria Energy Corporation is used to retire debt under Santa Maria Energy’s senior credit facility. Changes in the number of Hyde Park shares converted will affect cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total liabilities and equity.

The merger of Hyde Park and Santa Maria Energy will be accounted for as a “reverse merger” and recapitalization since immediately following the consummation of the merger, the unitholders of Santa Maria Energy immediately prior to the business combination will have control of Santa Maria Energy Corporation through their approximate 61.2% stockholder interest in the post-merger company, assuming no share conversion.

The unaudited pro forma financial information does not include any adjustments for cost savings that are anticipated to be realized from the elimination of the Hyde Park operating expenses. Since its inception, Hyde Park’s efforts have been limited to organizational activities, activities related to its initial public offering, activities related to the identifying and evaluating prospective acquisition candidates, and activities relating to general corporate matters.

The unaudited pro forma financial information does not include any adjustments for incremental general and administrative costs which are anticipated to be incurred by Santa Maria Energy Corporation as a public reporting company. These incremental expenses, estimated to be approximately $3,000,000 per year, include compensation and benefit expense for certain additional personnel, fees paid to the independent auditors, legal advisors, the independent petroleum engineering firm and other professional advisors, investor relations activities, registrar and transfer agent fees, incremental costs for director and officer liability insurance and director compensation.

The unaudited pro forma financial information should not be considered indicative of actual results that would have been achieved had the merger been consummated on the dates or for the periods indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The unaudited pro forma financial information should be read together with the historical financial statements of Hyde Park and Santa Maria Energy and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Hyde Park” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Santa Maria Energy” included elsewhere in this joint proxy statement/prospectus.

SANTA MARIA ENERGY CORPORATION

Unaudited Pro Forma Condensed Consolidated Balance Sheet

December 31, 2013

(In thousands of U.S. Dollars, except for share and per share amounts)

	Hyde Park	Santa Maria Energy	Pro Forma Adjustments for No Stock Conversion		Pro Forma Consolidated (Assuming No Stock Conversion)	Additional Adjustment for Maximum Conversion		Pro Forma Consolidated (Assuming Maximum Conversion)

Assets
Cash and cash equivalents	$387	$75	$78,751	(1)	$41,464	$(38,750	)(10)	$3,710
			(19,400)	(2)		997	(10)
			(5,370)	(4)
			(27)	(2)
			(10,840)	(3)
			(2,113)	(3)
Prepaid expenses and other current assets	2	192			194			194
Investments held in trust account	78,751	—	(78,751)	(1)	—			—
Accounts receivable	—	1,055			1,055			1,055
Inventory	—	117			117			117
Net property, plant and equipment	—	96,593			96,593			96,593
Restricted cash	—	455			455			455
Debt issuance cost net of amortization	—	895	(895)	(2)	—			—
Other assets	—	2			2			2

Total assets	$79,140	$99,384			$139,880			$102,126

Liabilities and equity
Accounts payable	$—	$1,177			$1,177			$1,177
Accrued Delaware franchise tax	205	—			205			205
Accrued liabilities	1,380	819	(27)	(2)	2,172			2,172

Revenue payable	—	133			133			133
Commodity price risk management activities liabilities—current portion	—	401			401			401
Notes payable	—	32			32			32
Deferred Rent and Disc Salary Reimbursement	—	517			517			517
Commodity price risk management activities liability, non-current portion	—	416			416			416
Senior secured line of credit (“senior credit facility”)	—	19,400	(19,400)	(2)	—			—
Guaranty payable	—	1,500	(1,500)	(5)	—			—
Notes payable	—	39			39			39
Accrued dividend payable	—	15,120	(15,120)	(6)				—
Deferred Tax Liability	—	—	14,445	(11)	14,445			14,445
Asset retirement obligation	—	1,665			1,665			1,665

Total liabilities	1,585	41,219			21,202			21,202

Redeemable preferred membership interest	—	50,000	(50,000)	(7)	—			—
Redeemable preferred stock	—	—	50,000	(7)	50,000			50,000

	Hyde Park	Santa Maria Energy	Pro Forma Adjustments for No Stock Conversion		Pro Forma Consolidated (Assuming No Stock Conversion)	Additional Adjustment for Maximum Conversion		Pro Forma Consolidated (Assuming Maximum Conversion)
Common stock subject to possible conversion equity	$72,388		$(72,388	) (9)	$—			$—
Members’ equity	—	8,165	(8,165	) (8)	—			—
Common stock Par value $0.0001	0	—	1	(9)	3	$(0	)(10)	2
			1	(8)
			0	(5)
			0	(6)
Additional paid-in capital	7,342	—	72,387	(9)	102,400	(38,750	)(10)	64,647
			8,164	(8)		997	(10)
			1,500	(5)
			15,120	(6)

			(2,113	) (3)
Deficit accumulated during the development stage	(2,175)	—			(2,175)			(2,175)
Retained earnings	—	—	(895	) (2)	(31,550)			(31,550)
			(5,370	) (4)

			(10,840	) (3)
			(14,445	) (11)

Total stockholders’ / members’ equity	5,167	8,165			68,678			30,924

Total liabilities and equity	$79,140	$99,384			$139,880			$102,126

Pro Forma Adjustments (in thousands of U.S. Dollars, except for share and per share amounts):

(1)	To liquidate investments held in trust.

(2)	To record payment in full of $19,400 under Santa Maria Energy’s senior credit facility, payment of interest payable, and to eliminate debt issuance costs, net of amortization.

(3)	To record payment of estimated cash transaction costs for the preparation and negotiation of the merger agreement, investment banker fees and deferred commission on Hyde Park IPO shares as follows:

(in thousands of U.S. dollars)	Merger Expenses	Public Offering Cost
Placement fees	$—	$2,063
Merger fees	6,600	—
Legal and accounting fees	3,960	—
Other costs	280	50

Total estimated direct cash transaction costs	$10,840	$2,113

(4)	To record cash payments to (i) participants in the Santa Maria Energy Phantom Equity Plan upon vesting of awards upon consummation of the merger ($5,160,000) and (ii) Kevin McMillan in connection with a cash transaction bonus upon consummation of the merger ($210,000). Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Santa Maria Energy—Factors that Significantly Affect Comparability of Santa Maria Energy’s and Santa Maria Energy Corporation’s Financial Condition and Results of Operations—Payments under Santa Maria Energy Phantom Equity Plan.”

(5)	To record the conversion of the guaranty fee associated with the $1,500,000 Kayne Guaranty payable into 142,850 shares of common stock at $10.50 per share. This transaction was negotiated to eliminate a liability of Santa Maria Energy.

(6)	To record the conversion of the $15,119,555 accrued dividend payable on the Santa Maria Energy preferred units into 1,439,886 shares of common stock based upon the “Exchange Ratio” of 0.2857. This transaction was negotiated to eliminate a liability of Santa Maria Energy.

(7)	To record the conversion of Santa Maria Energy preferred units into Santa Maria Energy Corporation preferred stock.

(8)	To record the conversion of Santa Maria Energy members’ equity into Santa Maria Energy Corporation stockholders’ equity.

(9)	To record the conversion of Hyde Park common stock into Santa Maria Energy Corporation common stock.

(10)	To record a lower conversion and cancellation of 3,690,476 shares and to record a lower deferred commission on Hyde Park IPO shares.

(11)	To record deferred tax liability to recognize the difference between the book basis and the tax basis.

Pro Forma Notes (in thousands of U.S. Dollars, except for share and per share data):

(A)	Under the Merger Agreement, it is a condition to the consummation of the merger that after giving effect to the exercise of conversion rights by Hyde Park stockholders, Hyde Park shall have at least $40 million in cash in its trust account. As a result, the holders of no more than 3,690,476 shares of Hyde Park common stock can exercise their conversion rights in order for this condition to be met. If the maximum level of conversion took place, Hyde Park would be required to pay cash of $38,749,998 for the conversion of Hyde Park common stock.

(B)	Pro forma entries are recorded to the extent they are a direct result of the merger or the Private Equity Financing, have a continuing impact on the combined company and are factually supportable.

SANTA MARIA ENERGY CORPORATION

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Year Ended December 31, 2013

(In thousands of U.S. Dollars, except for share and per share amounts)

	Hyde Park	Santa Maria Energy	Pro Forma Adjustments for No Stock Conversion			Pro Forma Consolidated (Assuming No Stock Conversion)	Pro Forma Adjustments (Assuming Maximum Conversion)	Pro Forma Consolidated (Assuming Maximum Conversion)
Revenue
Oil and natural gas sales	$—	$11,842	$			$11,842		$11,842

Total revenue	—	11,842				11,842		11,842
Operating expenses
Lease operating	—	6,343				6,343		6,343
Property tax	—	230				230		230
Depreciation, depletion and amortization	—	3,377				3,377		3,377
General and administrative	2,054	6,533		(1,986	) (3)	6,601		6,601
Accretion of discount on asset retirement obligation	—	80				80		80

Total operating expenses	2,054	16,563				16,631		16,631

Operating loss	(2,054)	(4,721)				(4,789)		(4,789)
Other income (expense)
Interest income	68	6				74		74
Interest expense	—	(1,523)		1,523	(1)	—		—
Loss on commodity price risk management activities	—	(574)				(574)		(574)
Other	—	(11)				(11)		(11)

Loss before income tax benefit / loss to unitholders	(1,986)	(6,823)				(5,300)		(5,300)
Income tax unitholders benefit	—	—		2,610	(2)	2,610		2,610
Net loss attributable to common stockholders	(1,986)	—				—		—
Less preferred stock dividend	—	(4,959)				(4,959)		(4,959)

Net loss available to common stockholders / unitholders	$(1,986)	$(11,782)				$(7,649)		$(7,649)

Net loss per common share / unit—Basic and diluted	$(0.66)	$(0.24)				$(0.29)		$(0.34)

Weighted average number of common shares / units outstanding (Note E)—Basic and diluted	3,031,815	50,000,000				25,936,551		22,246,075

Pro Forma Adjustments (In thousands of U.S. Dollars, except for share and per share amounts):

(1)	To eliminate interest expense resulting from the assumed repayment of Santa Maria Energy’s senior credit facility and notes payable.

(2)	To record the income tax benefit of pro forma adjustments.

(3)	To eliminate expenses related to the merger transaction that are non-recurring and will not have a continuing effect on the combined company. Such expenses incurred for the year ending December 31, 2013 were approximately $1,397,000 and $589,000 for Santa Maria Energy and Hyde Park, respectively.

Pro Forma Notes (In thousands of U.S. Dollars, except for share and per share data):

(A)	Under the Merger Agreement, it is a condition to the consummation of the merger that after giving effect to the exercise of conversion rights by Hyde Park stockholders, Hyde Park shall have at least $40 million in cash in its trust account. As a result, the holders of no more than 3,690,476 shares of Hyde Park common stock can exercise their conversion rights in order for this condition to be met. If the maximum level of conversion took place, Hyde Park would be required to pay cash of $38,749,998 for the conversion of Hyde Park common stock.

(B)	Pro forma entries are recorded to the extent they are a direct result of the merger, have a continuing impact on the combined company and are factually supportable.

(C)	The expenses related to the merger transaction have not been recorded because they are non-recurring and would be reflected on the Santa Maria Energy Corporation income statement within the following year.

(D)	As the merger is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares outstanding as a result of the merger have been outstanding for the entire period presented. If the maximum number of shares is converted, this calculation is retroactively adjusted to eliminate such shares for the entire period. Shares surrendered and cancelled have been excluded from the calculation of pro forma earnings per share for the entire period. For purposes of determining potentially dilutive securities, the most recent trading price for Hyde Park’s common stock of $10.49 on February 14, 2014 was utilized. Basic and diluted weighted average number of common shares outstanding is calculated as follows:

	Pro Forma Balance Sheet Adjustment	Shares with No Stock Conversion	Shares with Maximum Stock Conversion
	(thousands of shares)
Actual number of common shares outstanding		—	—
Pro forma shares:
Shares issued to Santa Maria Energy common unitholders	(8)	14,285	14,285
Shares issued to Kayne for conversion of accrued but unpaid preferred dividends	(6)	1,440	1,440
Shares issued to Kayne for conversion of the guaranty fee payable	(5)	143	143
Shares issued to Hyde Park stockholders at IPO (subject to conversion)	(9)(10)	7,500	3,810
Shares issued to Hyde Park sponsors (not subject to conversion)	(9)(10)	2,568	2,568

Pro forma weighted average number of common shares outstanding—Basic		25,936	22,246

Potentially dilutive securities		—	—

Pro forma weighted average number of common shares outstanding—Dilutive		25,936	22,246

Santa Maria Energy unitholders percentage ownership		61.2%	71.3%
Hyde Park stockholders percentage ownership of shares issued at IPO (subject to conversion)		28.9%	17.1%
Hyde Park stockholders percentage ownership of sponsor shares (not subject to conversion)		9.9%	11.6%

		100.0%	100.0%

(E)	The current market price of Hyde Park common stock utilized in the above calculations was $10.49 as of February 14, 2014.

(F)	The unaudited pro forma condensed consolidated statement of operations does not include any adjustments for incremental general and administrative costs which are anticipated to be incurred by Santa Maria Energy Corporation as a public reporting company. As of the date of this joint proxy statement/prospectus, Santa Maria Energy Corporation has not made any agreements with any party for any of these costs.

COMPARATIVE PER SHARE INFORMATION

The following table sets forth selected historical equity ownership information for Hyde Park and Santa Maria Energy and unaudited pro forma consolidated per share or unit ownership information after giving effect to the merger, assuming that: (i) no Hyde Park public stockholders seek to convert their shares into a pro rata share of the trust account, and (ii) $40 million of cash is held in Hyde Park’s trust account as a result of the holders of 3,690,476 IPO shares exercising their conversion rights. Please see “Unaudited Pro Forma Consolidated Financial Data of Santa Maria Energy and Hyde Park.”

We are providing this information to aid you in your analysis of the financial aspects of the merger. The historical information should be read in conjunction with selected historical financial information included elsewhere in this joint proxy statement/prospectus and the historical financial statements of Hyde Park and Santa Maria Energy and the related notes thereto included elsewhere in this joint proxy statement/prospectus. The unaudited pro forma per share information is derived from, and should be read in conjunction with, the unaudited pro forma consolidated financial information and related notes included elsewhere in this joint proxy statement/prospectus.

The unaudited pro forma consolidated per share or unit information does not purport to represent what the actual results of operations of Hyde Park and Santa Maria Energy would have been had the merger been completed or to project Hyde Park or Santa Maria Energy’s results of operations that may be achieved after the merger. The unaudited pro forma book value per share or unit information below does not purport to represent what the value of Hyde Park and Santa Maria Energy would have been had the merger been completed nor the book value per share or unit for any future date or period. For information regarding the basis upon which the following pro forma information was prepared, including relevant assumptions and adjustments, see “Unaudited Pro Forma Consolidated Financial Data of Santa Maria Energy and Hyde Park.”

	Hyde Park Historical	Santa Maria Historical	Pro Forma Santa Maria Energy Corporation (Assuming No Conversion)	Pro Forma Santa Maria Energy Corporation (Assuming Maximum Conversion)
	($ in thousands except for per share amounts)
Year ended December 31, 2013:
Net loss	$(1,986)	$(11,782)	$(7,649)	$(7,649)
Stockholders/members equity at December 31, 2013	5,167	8,165	68,678	30,924
Weighted average shares or units outstanding:
Basic and diluted	3,032	50,000	25,936	22,246
Basic and diluted earnings per share or unit	(0.66)	(0.24)	(0.29)	(0.34)
Stockholders/members equity per share or unit at December 31, 2013	1.63	0.16	2.65	1.39